UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Boston Communications Group, Inc.

(Name of Subject Company)

Boston Communications Group, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(including associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

100582105

(CUSIP Number of Class of Securities)

Timothy M. Donovan

Vice President and General Counsel

Boston Communications Group, Inc.

55 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 904-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Matthew J. Gardella

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a joint press release issued by Boston Communications Group, Inc. (the “Company”) and Megasoft Limited (“Megasoft”) on July 11, 2007.

Additional Information

This Schedule 14D-9 relates to a planned tender offer by Tea Party Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Megasoft, for all of the outstanding common shares of the Company, to be commenced pursuant to an Agreement and Plan of Merger, dated as of July 11, 2007, by and among Megasoft, Purchaser and the Company and, upon consummation of the tender offer, the merger of the Purchaser with and into the Company. The information set forth herein is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the tender offer is commenced, Purchaser intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. In connection with the proposed merger, the Company expects to file with the SEC a proxy statement, if required by law. These documents will contain important terms and information about the tender offer and the merger and shareholders are urged to read them carefully before deciding whether to tender shares in the offer. The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of tenders or proxies from shareholders. Information concerning the interests of the Company’s participants in the solicitation is set forth in the Company’s most recent proxy statement and other public filings with the SEC, and will be set forth in the Company’s Schedule 14D-9. Information concerning the participants’ interests will also be set forth in the Company’s proxy statement relating to the merger, if a proxy statement is required to be filed in connection with the merger.

Investors will be able to obtain without charge a copy of these documents and other documents filed with the SEC on the SEC’s website at www.sec.gov. In addition, investors will be able to obtain a free copy of these documents, once filed with the SEC, by contacting the information agent for the tender offer to be identified in the tender offer documents. Also, free copies of the documents filed by the Company can be obtained by contacting Boston Communications Group, Inc., Attn: Investor Relations, 55 Middlesex Turnpike, Bedford, MA 01730.

Megasoft to Acquire bcgi

Transaction Valued at Approximately $65 Million

BEDFORD, Mass. & HYDERABAD, India, July 11, 2007 – Megasoft Limited (BSE Code No.: 532408) and Boston Communications Group, Inc., (Nasdaq: BCGI) today announced a definitive agreement for Megasoft Limited to acquire Boston Communications Group, Inc., for $3.60 per share of bcgi common stock, in cash, for an expected aggregate purchase price of approximately $65 million. The $3.60 per share price represents a premium of approximately 120 percent over bcgi’s average closing share price during the 30 days ended July 6, 2007.

Under the terms of the merger agreement, Tea Party Acquisition Corp., a wholly-owned subsidiary of Megasoft, will commence a tender offer to acquire all of the outstanding shares of bcgi common stock for $3.60 per share in cash. The offer is expected to commence on or before August 1, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

The Board of Directors of Megasoft and bcgi have unanimously approved the definitive agreement. The Board of Directors of bcgi recommends that shareholders tender their shares in the tender offer. Members of bcgi’s Board have agreed to tender their shares in the offer.

“We are extremely excited about this transaction and the resulting benefits to our shareholders, customers and employees,” said Joseph Mullaney, chief financial officer and acting chief executive officer of bcgi. “Our shareholders receive immediate and substantial value, with the offer representing a very significant premium over recent trading prices. Our customers gain from the broadened product offerings and combined technology resources of the two organizations, and our employees benefit from the enhanced opportunities in an organization poised to address a broad spectrum of industry and subscriber needs.”

Mullaney continued, “We believe that the combined organization offers bcgi considerable growth opportunities that would be difficult to achieve without the synergies that exist between the two companies. A standalone strategy for bcgi would require the development of new revenue streams to replace the decline in business from some of our tier one carrier customers, which could result in future losses. We believe that Megasoft’s offer to purchase bcgi shares at a substantial premium over current market prices is a more favorable and certain outcome for our shareholders.”

“This transaction creates significant value for Megasoft shareholders and expands our market and technology leadership in what is one of the most exciting areas of our industry’s transformation: convergent telecom,” said GV Kumar, CEO and managing director of Megasoft. “Megasoft and bcgi link technology with services, thereby creating an exceptional platform to add next-generation, high-value products and strategically position the company for future growth.”

The tender offer will be conditioned upon, among other things, approximately 83 percent of bcgi’s shares being tendered in the offer based on the number of current shares and is expected to be completed during the third quarter of 2007, subject to customary regulatory approvals and other conditions. The transaction is not subject to a financing contingency. There can be no assurance that the transaction will be approved or consummated.

Additional Information and Where to Find It

In connection with the tender offer, bcgi expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. In connection with the proposed merger, bcgi expects to file a proxy statement with the SEC, if required by law. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials filed by bcgi will be available at the SEC’s web site at www.sec.gov, or at the bcgi web site at www.bcgi.net and will also be available without charge, by directing a request to bcgi at 55 Middlesex Turnpike, Bedford, MA 01730, Attention: Investor Relations. bcgi and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of bcgi’s participants in the solicitation is set forth in bcgi’s most recent proxy statement and other public filings with the SEC, and will be set forth in the proxy statement relating to any merger, if one is required to be filed, and in the solicitation/recommendation statement on Schedule 14D-9 when they become available.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of bcgi’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials, that Tea Party Acquisition Corp., a wholly-owned subsidiary of Megasoft Limited, intends to file with the SEC. Once filed, bcgi shareholders should read those materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, bcgi shareholders will be able to obtain the tender statement on Schedule TO, the offer to purchase and related materials with respect to the offer free of charge at the SEC’s web site at www.sec.gov, from the information agent named in the tender offer materials or from Tea Party Acquisition Corp.

About bcgi

bcgi delivers innovative products and services that enable mobile operators and MVNOs worldwide to differentiate their offerings and increase market penetration while reducing costs. Founded in 1988, bcgi is a leader in identifying and addressing new market needs with proven solutions, including prepaid and postpaid billing, payments and access management. For more information, visit www.bcgi.net.

About Megasoft

Established in 1994, Megasoft is a transnational intellectual property-driven, product-based technology company that focuses its expertise on the telecom sector. The company provides telecom services throughout the globe under its XIUS brand name. Listed in the Bombay Stock Exchange in India, the company has strong product engineering and product development capacities with CMM Level 5 certification and has operations in the U.S., UK, Singapore, Malaysia and Germany, and in Hyderabad and Chennai in India. Additional information about Megasoft is available at www.megasoft.com and www.xius.com.

bcgi’s Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, including statements regarding the timing of commencement and completion of the transactions described above, the perceived benefits to bcgi shareholders and customers, management plans relating to the transactions, the parties’ ability to complete the transactions, the anticipated impact of the transactions on the parties, including Megasoft’s future operating results. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Important factors that would cause actual results to differ materially from those indicated by such forward-looking statements include, for example, the ability and willingness of bcgi and Megasoft to satisfy or waive the conditions to the tender offer and merger, the accuracy of pre-transaction valuations of bcgi, the ability to successfully integrate personnel and operations in the surviving corporation and the possibility that competing offers may be made for bcgi. bcgi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Contacts:

Megasoft:

Michael Powell

1-571-426-8997

Mike.powell@xius.com

bcgi:

Patricia Travaline

781.904.5153

ptravaline@bcgi.net